[LOGO OF SPATIALIGHT, INC.]

December 28, 2005


Via EDGAR, Facsimile and Federal Express

U.S. Securities and Exchange Commission
Attn: Donald C. Hunt, Esq., Attorney Advisor
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Tel: (202) 551-3647

Re: SpatiaLight, Inc. (the "Company"), Post Effective Amendments No. 3 to Registration Statements on Form S-3 filed December 28, 2005 (File No. 333-122391, the "Financing Registration Statement") (File No. 333-122392, the "Shelf Registration Statement") (the "Post-Effective Amendments No. 3"), and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

We submit this letter to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") in response to its comments, dated December 15, 2005 (the "Comment Letter"), with respect to the Company's Post Effective Amendments, dated December 6, 2005, to the Financing Registration Statement and the Shelf Registration Statement (collectively, the "Registration Statements"). For the Staff's convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letter and we have also set forth such comments for the convenience of the Staff.

Post-Effective Amendments to Forms S-3 (File Nos. 333-122391 and 333-122392)

1. Please revise your withdrawal requests to state whether any securities were sold in connection with the post-effective amendments you seek to withdraw. See Rule 477(c).

Concurrently with the filing of the Post-Effective Amendments No. 3, we have filed revised withdrawal requests stating that no securities have been sold in connection with the Post-Effective Amendments No. 1 that we are seeking to withdraw.

2. We note the sales under the registration statement, like those mentioned in your response to comment 3. Please provide an analysis of your potential liability under Section 11 of the Securities Act related to those sales and the materiality of that potential liability.

We have considered the sales, which were mentioned in our previous response to the Staff, under the registration statements and do not believe that the Company is liable under Section 11 of the Securities Act. Section 11 liability exists when a registration statement that becomes effective contains an "untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading." See 15 U.S.C. 77k(a). Under TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438
(1976), the Court noted that that materiality standard contemplates "a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the `total mix' of information made available." In this instance, we believe that there was no omission or misrepresentation of a material fact that would have been viewed by the reasonable investor as having significantly altered the `total mix' of information made available in connection with such investor's investment decision. All of the financial information that was incorporated by reference from the audited financial statements prepared by BDO Seidman LLP (for fiscal years ending December 31, 2003 and December 31, 2002) fairly presented, in all material respects, the financial position of the Company. Furthermore, we note that our current auditors, Odenberg, Ullakko, Muranishi & Co. LLP have re-audited the financial statements for each of the 2003 and 2002 fiscal years and they too have concluded that the financial statements fairly present, in all material respects, the financial position of the Company. In light of our belief that there were no untrue statement[s] of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading," we do not believe that the Company is subject to liability under Section 11 of the Securities Act.



               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com

December 28, 2005
Page 2

[Response]

3. We note your added statements regarding the audit committee's conclusions. Such additional disclosure provided in a post-effective amendment should be included in a complete prospectus filed with the amendment. Your post-effective amendment should be complete and updated, including the current version of required undertakings.

We have filed the Post-Effective Amendments No. 3, which each include a complete prospectus filed with such amendments, and current versions of the required undertakings.

Form 10-Q for the Quarterly Period Ended June 30, 2005

4. We note your response to comment 7; however, pending amendments to material agreements do not alter the need to have properly filed the agreement. Please refile the exhibit and any other exhibits necessary to comply with the requirements of Regulation S-K Item 601.

Concurrently with the filing of the Post-Effective Amendments No. 3, we have filed Amendment No. 6 to our Annual Report on Form 10-K/A for the fiscal year 2004, including a refilled Exhibit 10.5, which includes the Technical Specifications Exhibit that was the subject of this comment by the Staff.

We respectfully request that the Staff contact us as soon as practicable with respect to the matters referred to herein.

The management of the Company appreciates the continuing cooperation and courtesy of the staff with respect to these matters.

Sincerely,


/s/ Robert A. Olins
--------------------------------
Robert A. Olins
Chief Executive Officer

cc:  Russell Mancuso, Branch Chief, SEC
     Melvin Katz, Esq., Bryan Cave LLP
     Eric Rieder, Esq., Bryan Cave LLP
     David Hakala, SpatiaLight, Inc.
     Andrew Fabian, SpatiaLight, Inc.
     Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP



               Five Hamilton Landing, Suite 100 o Novato, CA 94949
                         415 883-1693 o Fax 415 883-3363
                               www.spatialight.com